

February 27, 2014

<u>Via E-mail</u>
Mr. Richard Dea
Chief Financial Officer
iTalk, Inc.
2400 West Cypress Creek Road, Suite 111
Fort Lauderdale, FL 33309

> **Re: iTalk, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2013**
> **Filed December 16, 2013**
> **Form 8-K**
> **Filed June 5, 2013**
> **File No. 000-54664**

Dear Mr. Dea:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 31, 2013

Acquisition, page F-8

1.   Please tell us why the audited financial statements of ITG, and the pro forma financial information were not provided in your 8-K filed May 31, 2013 pursuant to Item 9.01 of Form 8-K.

2.   We note that the Rocket VoIP and My800online.com acquisitions were asset acquisitions since you concluded that there was "not sufficient continuity of the acquired entity's

operations prior to and after the transaction to qualify as a business." Please tell us how you considered ASC 805-10-55-4 to 55-9 in your conclusion.

Form 8-K filed on June 5, 2013

3.   We note that the Company completed the acquisition of the 1800-GET-VOIP toll free telephone number and related domain names GetVoip.TV, 800GetVoip.com, 1-800-Get-Voip.com and 800-Get-Voip.com on May 29, 2013, but this transaction was not reported on your Form 10-K for the fiscal year ended August 31, 2013. Please tell us how you accounted for this acquisition in your consolidated financial statements for the fiscal year ended August 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director